VUniverse, Inc.

Balance Sheets

(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 33,697	$ 12,108
Total current assets	33,697	12,108
Computers	7,970	7,970
Product development costs	344,766	-
Total fixed assets	352,736	7,970
Security deposits	3,875	3,875
Total other assets	3,875	3,875
Total assets	$ 390,307	$ 23,953
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 152,498	$ 41,345
Credit Card Balance	23,303	20,371
Shareholder Loan	30,606	-
Total current liabilities	206,407	61,716
Commitments and contingencies	-	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 7,333,332 and 4,666,666 shares outstanding on 12/31/2019 and 12/31/2020	47	73
Paid-in-capital	989,326	534,658
Accumulated deficit	(805,472)	(572,494)
Total shareholders' equity	183,901	(37,763)
Total liabilities and shareholders' equity	$ 390,307	$ 23,953